IR BIOSCIENCES HOLDINGS, INC.
4021 North 75th Street
Suite 201
Scottsdale, Arizona 85251

June 21, 2007

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attn: Goldie Walker

Re: IR BioSciences Holdings, Inc.
Amendment No. 1 to Registration Statement on Form SB-2/A
File No: 333-143756
Form AW Application for Withdrawal

Dear Ms. Walker:

Pursuant to the request made by your office, please accept this as the above registrant's application for withdrawal of the above Amendment No. 1 to the Registration Statement filed on June 19, 2007.  The purpose of withdrawal is that the above Amendment No. 1 to Registration Statement should be filed as a new Registration Statement not an Amendment.  We will re-file a new Registration Statement today.

Sincerely,

IR BioSciences Holdings, Inc.

/s/ Michael K. Wilhelm
Name: Michael K. Wilhelm
Title: Chief Executive Officer